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EXHIBIT 99.5

                        ACE MARKETING & PROMOTIONS, INC.
                               457 ROCKAWAY AVENUE
                             VALLEY STREAM, NY 11581
                                 (516) 256-7766

ACE REPORTS 2005 RESULTS OF OPERATIONS

VALLEY STREAM, NY - (Business Wire) - March 16, 2006


Ace Marketing & Promotions, Inc. (OTC BB: AMKT) announced today its results of operations for 2005.


                                                 Year Ended December 31
                                                 2005                 2004
                                                 ----                 ----
Revenue (A)                            $     3,422,665          $   2,379,186
Cost of Revenues                             2,324,185              1,688,248
Gross Profit (B)                             1,098,480                690,938
Operating Expenses (C)                       1,776,710                844,574
(Loss) from operations (D)                    (678,230)              (153,636)
Net (Loss) (D)                         $      (682,538)         $    (157,150)
Net (Loss) per common Share            $          (.12)         $        (.03)
Weighted average common Shares
Outstanding                                  5,880,531              5,757,000

__________

(A) The increases in revenues in 2005 were primarily due to Ace utilizing additional sales representatives to obtain additional customers.

(B) Gross profits will vary period-to-period depending upon a number of factors including the mix of items sold, pricing of the items and the volume of product sold.

(C) Operating expenses in 2005 increased over 2004 primarily due to the following reasons:

         o A non-recurring and non-cash charge to operations of $451,000 in the second quarter of 2005 relating to the grant of warrants to purchase 1,100,000 shares at an exercise price of $.10 per share to a financial advisor.
         o Officers' salary increases totaling $40,000 for 2005 and the hiring of a Chief Financial Officer at an annual cost of $50,000.
         o Directors and officers liability insurance at a cost of $26,000.
         o Professional and other fees relating to being a publicly held corporation totaling approximately $124,000 for 2005.
         o A non-cash charge of $34,421 to operations relating to the grant of options to consultants of our Company.

(D) Our 2005 increase in net loss relates primarily to non-cash charges incurred in operations during 2005 totaling $489,421 relating to the granting of options and warrants to consultants and advisors.

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INTRODUCING ACE

Ace is a full service advertising specialties and promotional products company that distributes items typically with logos to large corporations, schools and universities, financial institutions and not-for-profit organizations. Specific categories of promotional products include advertising specialties, business gifts, incentives and awards, and premiums.

For additional information, a copy of Ace's Form 10-KSB can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.


Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995.


Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements. The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company's ability to attract and retain key personnel.

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CONTACT:
     Ace - Valley Stream, NY.
     Michael Trepeta, President - 516-256-7766